CUSIP No. 058246109

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Baldwin Piano & Organ Company

(Name of Issuer)

Common Stock (Par Value $.01)

(Title of Class of Securities)

058246109

(CUSIP Number)

Barbara J. Green

Franklin Advisory Services, LLC

One Franklin Parkway

San Mateo, California 94403-1906

(650) 312-3000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

October 21, 2002 and February 14, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13.d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

CUSIP No. 058246109

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 058246109

1. NAMES OF REPORTING PERSONS.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

Franklin Advisory Services, LLC

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)☐
(b)☒

3. SEC USE ONLY

4. SOURCE OF FUNDS

See Item 3

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

0 (See Item 5)

8. SHARED VOTING POWER

(See Item 5)

9. SOLE DISPOSITIVE POWER

0 (See Item 5)

10. SHARED DISPOSITIVE POWER

(See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 (See Item 5)

CUSIP No. 058246109

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES ☐

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14. TYPE OF REPORTING PERSON

IA

CUSIP No. 058246109

1. NAMES OF REPORTING PERSONS.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

Franklin Resources, Inc.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)☐
(b)☒

3. SEC USE ONLY

4. SOURCE OF FUNDS

See Item 3

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

(See Item 5)

8. SHARED VOTING POWER

(See Item 5)

9. SOLE DISPOSITIVE POWER

(See Item 5)

10. SHARED DISPOSITIVE POWER

(See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 (See Item 5)

CUSIP No. 058246109

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES ☐

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14. TYPE OF REPORTING PERSON

HC; CO

CUSIP No. 058246109

1. NAMES OF REPORTING PERSONS.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

Charles B. Johnson

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)☐
(b)☒

3. SEC USE ONLY

4. SOURCE OF FUNDS

See Item 3

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6. CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

(See Item 5)

8. SHARED VOTING POWER

(See Item 5)

9. SOLE DISPOSITIVE POWER

(See Item 5)

10. SHARED DISPOSITIVE POWER

(See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 (See Item 5)

CUSIP No. 058246109

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES ☐

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14. TYPE OF REPORTING PERSON

HC; IN

CUSIP No. 058246109

1. NAMES OF REPORTING PERSONS.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

Rupert H. Johnson, Jr.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)☐
(b)☒

3. SEC USE ONLY

4. SOURCE OF FUNDS

See Item 3

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6. CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

(See Item 5)

8. SHARED VOTING POWER

(See Item 5)

9. SOLE DISPOSITIVE POWER

(See Item 5)

10. SHARED DISPOSITIVE POWER

(See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 (See Item 5)

CUSIP No. 058246109

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES ☐

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14. TYPE OF REPORTING PERSON

HC; IN

CUSIP No. 058246109

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D dated August 13, 2002 (the “Schedule 13D” or this “statement”) of Franklin Advisory Services, LLC, Franklin Resources, Inc., Charles B. Johnson and Rupert H. Johnson, Jr. (collectively, the “reporting persons”). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D. The purpose of this Amendment is to report the disposition of all of the shares of the Issuer’s Common Stock previously reported held by the reporting persons.

Item 2. Identity and Background

The responses set forth in each Item 2 of the Schedule 13D are hereby amended by deleting the text of each Item 2 in its entirety and replacing it with the following:

Franklin Advisory Services, LLC:

(a) Name:

Franklin Advisory Services, LLC (“FAS”)

(b) State of Organization:

Delaware

(c) Principal Business:

An investment adviser registered with the U.S. Securities and Exchange Commission and investment manager to a number of the open-end investment companies in the Franklin Templeton Group of Funds.

Address of Principal Business/Principal Office:

One Parker Plaza, 9th Floor
Fort Lee, NJ 07024-2938

(d) Criminal Convictions:

None

(e) Civil Proceedings:

None

Franklin Resources, Inc.:

(a) Name:

CUSIP No. 058246109

Franklin Resources, Inc. (“FRI”)

(b) State of Organization:

Delaware

(c) Principal Business:

A diversified financial services holding company whose primary business is providing, through operating subsidiaries, management, administrative and distribution services to the open- and closed- end investment companies comprising the Franklin Templeton Group of Funds, managed accounts and other investment products.

Address of Principal Business/Principal Office:

One Franklin Parkway

San Mateo, CA 94403-1906

(d) Criminal Convictions:

None

(e) Civil Proceedings:

None

Charles B. Johnson:

(a) Name:

Charles B. Johnson

(b) Business Address:

Franklin Resources, Inc.
One Franklin Parkway
San Mateo, California 94403-1906

(c) Principal Employment:

Chairman of the Board and Member - Office of the Chairman of FRI and a director and a principal stockholder (a “Principal Shareholder”) of FRI. FRI is the parent company of a number of investment managers and administrative companies providing investment management and other services to the Franklin Templeton Group of Funds, managed accounts and other investment products.

CUSIP No. 058246109

(d) Criminal Convictions:

None

(e) Civil Proceedings:

None

(f) Citizenship:

USA

Rupert H. Johnson, Jr.:

(a) Name:

Rupert H. Johnson, Jr.

(b) Business Address:

Franklin Resources, Inc.
One Franklin Parkway
San Mateo, California 94403-1906

(c) Principal Employment:

Vice Chairman and Member - Office of the Chairman of FRI and a director and a Principal Shareholder of FRI. FRI is the parent company of a number of investment managers and administrative companies providing investment management and other services to the Franklin Templeton Group of Funds, managed accounts and other investment products.

Senior Vice President, FAS

(d) Criminal Convictions:

None

(e) Civil Proceedings:

None

(f) Citizenship:

USA

CUSIP No. 058246109

Executive officers, directors and control persons of reporting persons:

(a-f): The name, residence or business address, and the principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director and each controlling person, if any, of the reporting persons named above is set forth in Exhibit E hereto. To the best knowledge of the persons listed in Item 2 hereof, each person listed on Exhibit E is a United States citizen except where otherwise noted and, during the last five years, no person listed in Exhibit E attached (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The response set forth in Item 3 of the Schedule 13D is hereby amended by deleting the text of Item 3 in its entirety and replacing it with the following:

The securities reported herein were acquired with funds of approximately $1,425,145.18 (including brokerage commissions). All such funds were provided by FAS’s investment management clients.

Item 4. Purpose of Transaction

The response set forth in Item 4 of the Schedule 13D is hereby amended by deleting the text of Item 4 in its entirety and replacing it with the following:

The securities covered by this statement were acquired by FAS's investment management clients for the purpose of investment. As reported in its Form 4 filed with the Securities and Exchange Commission on October 23, 2002, FAS caused, on October 21, 2002, the sale of 373,500 shares of Common Stock of the Issuer at a price of $0.00010 per share. On February 14, 2006, FAS caused the sale of the remaining 100 shares of Common Stock of the Issuer to be sold for an aggregate amount of $0.01. As of the date of hereof, FAS’s investment management clients hold no shares of Common Stock of the Issuer.

FAS has caused two of its clients (Franklin Balance Sheet Investment Fund and Franklin MicroCap Value Fund) to join (1) with other participating shareholder plaintiffs (2) with the debtors estates of Baldwin Piano & Organ Company, and (3) with the official Committee of the Unsecured Creditors of Baldwin Piano & Organ Company to bring action in the U.S. Bankruptcy Court for the Southern District of Ohio against certain former directors of the Issuer for breach of fiduciary duty. Damages are alleged because of material misstatements and omissions of material fact made by defendants in violation

CUSIP No. 058246109

of Section 10(b) of the Securities and Exchange Act of 1934 and the rules promulgated thereunder.

In connection with that litigation, the shareholder plaintiffs, including FAS’s two clients, have entered into a formal Sharing Agreement substantially in the form of the Exhibit B attached to the Schedule 13D. The Sharing Agreement, which received court approval before becoming effective, spells out: (1) the various obligations of the parties to share the funding of expenses; (2) the various priorities between the parties to recover their respective expenses; and (3) terms by which any recovered damage awards in excess of expenses will be divided among the parties.

FAS previously contributed funds to assist in financing the forensic investigation to determine the viability of mounting such litigation. FAS contributed additional funds to support the obligations contemplated by the Sharing Agreement pursuant to its terms. FAS entered into, and expects further to enter into, strategic discussions among participating shareholders and to contribute to the decision making process of the litigation.

FAS's investment management clients reserve the right to exercise any and all of their respective rights as a stockholder of the Issuer in a manner consistent with their prior equity interests.

Other than as described above, neither FAS nor any executive officer or director of FAS has any present plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure;

(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

CUSIP No. 058246109

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity security of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

The response set forth in Item 5 of the Schedule 13D is amended by deleting it in its entirety and replacing it with the following:

(a-b) FAS’s investment management clients own 0 shares of the Common Stock representing approximately 0.0% of the outstanding shares of Common Stock. Since FAS’s investment management contracts with its clients grant to FAS sole investment power over the securities owned by its investment management clients, FAS may be deemed to be, for purposes of Rule 13d-3 under the Act, the beneficial owner of securities owned by its investment management clients.

Franklin MicroCap Value Fund, one of the series comprising Franklin Value Investors Trust, an open-end investment company registered under the Investment Company Act of 1940, is an investment management client of FAS.

FAS is a limited liability company, the managing member and sole member of which is Franklin/Templeton Distributors, Inc., which is a wholly-owned subsidiary of FRI. Charles B. Johnson and Rupert H. Johnson, Jr. (the Principal Shareholders) each own in excess of 10% of the outstanding common stock of FRI and are the principal stockholders of FRI. FRI and the Principal Shareholders therefore may be deemed to be, for purposes of Rule 13d-3 under the Act, the beneficial owner of securities held by persons and entities managed by FRI subsidiaries. However, no investment management personnel of FRI subsidiaries other than FAS’s are involved in the investment management decisions of FAS. Moreover, FAS, FRI and the Principal Shareholders each disclaim any economic interest or beneficial ownership in any of the securities covered by this statement owned by investment management clients of FRI subsidiaries.

Furthermore, FAS, FRI and the Principal Shareholders are of the view that they are not acting as a group for purposes of Section 13(d) of the Act and that they are not otherwise required to attribute to each other the beneficial ownership of securities held by any of them or by any persons or entities managed by FRI subsidiaries.

(c) There were no transactions in the shares of Common Stock of the Issuer within the past sixty days, except for the sale on Instinet on February 14, 2006 of the remaining 100

CUSIP No. 058246109

shares of Common Stock of the Issuer then held for the benefit of Franklin MicroCap Value Fund for an aggregate amount of $0.01.

(d) No person other than respective investment management clients of FAS have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the securities being reported herein.

(e) Each of the reporting persons ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer as of October 21, 2002.

Item 7. Material to Be Filed as Exhibits

The response set forth in Item 7 of the Schedule 13D is further amended by adding the following:

Exhibit C: Joint Filing Agreement

Exhibit D: Powers-of-Attorney

Exhibit E: Executive Officers and Directors of Reporting Persons

CUSIP No. 058246109

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

March 3, 2006

Franklin Resources, Inc.

Charles B. Johnson

Rupert H. Johnson, Jr.

By: /s/ Barbara J. Green

-----------------------------------

Barbara J. Green
Vice President, Deputy General Counsel, and Secretary of Franklin Resources, Inc.

Attorney-in-Fact for Charles B. Johnson pursuant to Power of Attorney attached to this
Schedule 13D/A

Attorney-in-Fact for Rupert H. Johnson, Jr. pursuant to Power of Attorney attached to this Schedule 13D/A

Franklin Advisory Services, LLC

By: Franklin/Templeton Distributors, Inc.

Its: Managing Member

By: /s/ Barbara J. Green

-------------------------------

Title: Secretary

CUSIP No. 058246109

EXHIBIT C

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13D/A and to all amendments to such statement and that such statement and all amendments to such statement are made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this agreement on

March 3, 2006.

Franklin Resources, Inc.

Charles B. Johnson

Rupert H. Johnson, Jr.

By: /s/ Barbara J. Green

-----------------------
Barbara J. Green
Vice President, Deputy General Counsel, and Secretary of Franklin Resources, Inc.

Attorney-in-Fact for Charles B. Johnson pursuant to Power of Attorney attached to this
Schedule 13D/A

Attorney-in-Fact for Rupert H. Johnson, Jr. pursuant to Power of Attorney attached to this Schedule 13D/A

Franklin Advisory Services, LLC

By: Franklin/Templeton Distributors, Inc.

Its: Managing Member

By: /s/ Barbara J. Green

-------------------------------

Title: Secretary

CUSIP No. 058246109

Exhibit D

POWER OF ATTORNEY

CHARLES B. JOHNSON hereby appoints BARBARA J. GREEN his true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13G or 13D, any amendments thereto or any related documentation which may be required to be filed in his individual capacity as a result of his position as an officer, director or shareholder of Franklin Resources, Inc. and, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, may lawfully do or cause to be done by virtue hereof.

Date: 9-11-03	/s/Charles B. Johnson
-------	---------------------

Charles B. Johnson

POWER OF ATTORNEY

RUPERT H. JOHNSON hereby appoints BARBARA J. GREEN his true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13G or 13D, any amendments thereto or any related documentation which may be required to be filed in his individual capacity as a result of his position as an officer, director or shareholder of Franklin Resources, Inc. and, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, may lawfully do or cause to be done by virtue hereof.

Date: Sept 4, 2003	/s/Rupert H. Johnson, Jr.
------------	-------------------------
Rupert H. Johnson

CUSIP No. 058246109

Exhibit E

EXECUTIVE OFFICERS AND DIRECTORS OF

REPORTING PERSONS

Except where otherwise noted, each of the individuals named below is a citizen of the United States with a principal business address as indicated below.

Name	Principal Occupation	Residence or Business Address
Advani, Vijay C. (Citizen of India)	Executive Vice President – Global Advisor Services, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Penelope S. Alexander	Vice President, Human Resources – U.S., FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Samuel H. Armacost	Director, FRI; Chairman of the Board, SRI International (an independent nonprofit technology research and development organization)	SRI International 333 Ravenswood Ave Menlo Park, CA 94025
James R. Baio	Executive Vice President/Chief Financial Officer, FRI; Senior Vice President/Chief Financial Officer, FAS	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Bruce C. Baughman	Senior Vice President, FAS	Franklin Advisory Services, LLC One Parker Plaza, 9th Floor Fort Lee, NJ 07024-2938
Jennifer J. Bolt	Executive Vice President – Operations and Technology, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Harmon E. Burns	Vice Chairman/Member—Office of the Chairman/Director, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Charles Crocker	Director, FRI; Chairman of the Board/ CEO/Director, BEI Technologies, Inc. (a manufacturer of electronic sensors and motion control products)	BEI Technologies, Inc. One Post Street, Suite 2500 San Francisco, CA 94104
Norman R. Frisbie, Jr.	Senior Vice President/Chief Administrative Officer, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906

CUSIP No. 058246109

Holly E. Gibson	Vice President, Corporate Communications, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Barbara J. Green	Vice President/Deputy General Counsel/Secretary, FRI; Secretary, FAS	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Joseph R. Hardiman	Director, FRI; Director of various other entities	1119 St. Paul Street Baltimore, MD 21202
Donna S. Ikeda	Vice President, Human Resources – International, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Robert D. Joffe	Director, FRI; Presiding Partner, Cravath, Swaine & Moore LLP (a law firm)	Cravath, Swaine & Moore LLP 825 Eighth Ave. New York, NY 10019
Charles B. Johnson	Chairman of the Board/Member – Office of the Chairman/Director/Principal Shareholder, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Gregory E. Johnson	Chief Executive Officer/President, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Rupert H. Johnson, Jr.	Vice Chairman/Member—Office of the Chairman/Director/Principal Shareholder, FRI; Senior Vice President, FAS	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Thomas H. Kean	Director, FRI; Chairman, The Robert Wood Johnson Foundation (a health and healthcare philanthropic foundation)	THK Consulting 49 Route 202, PO Box 810 Far Hills, NY 07931
Leslie M. Kratter	Senior Vice President/Assistant Secretary, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
William J. Lippman	President, FAS	Franklin Advisory Services, LLC One Parker Plaza, 9th Floor Fort Lee, NJ 07024-2938
Kenneth A. Lewis	Vice President/Treasurer, FRI; Treasurer, FAS	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906

CUSIP No. 058246109

John M. Lusk	Executive Vice President – Portfolio Operations, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Margaret McGee	Vice President, FAS	Franklin Advisory Services, LLC One Parker Plaza, 9th Floor Fort Lee, NJ 07024-2938
Chutta Ratnathicam	Director, FRI; Retired	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Peter M. Sacerdote

Director, FRI; Advisory Director and Chairman of the Investment Committee of the Principal Investment Area, Goldman, Sachs & Co. (a global investment banking, securities and investment management firm)

Goldman, Sachs & Co. 85 Broad Street New York, NY 10004
Murray L. Simpson	Executive Vice President, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Timothy S. Stearns	Chief Compliance Officer, FAS	500 East Broward Blvd., Suite 2100 Fort Lauderdale, FL 33394-3091
Laura Stein	Director, FRI; Senior Vice President – General Counsel/Secretary, The Clorox Company (a leading manufacturer and marketer of consumer products)	The Clorox Company 1221 Broadway Oakland, CA 94612-1888
Anne M. Tatlock	Vice Chairman/Member—Office of the Chairman/Director, FRI	Fiduciary Trust Company International 600 5th Avenue, 4th Floor New York, NY 10020-2302
Donald G. Taylor	Senior Vice President, FAS	Franklin Advisory Services, LLC One Parker Plaza, 9th Floor Fort Lee, NJ 07024-2938
Craig S. Tyle	Executive Vice President/General Counsel, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Louis E. Woodworth	Director, FRI; President, Alpine Corporation (a private investment firm)	Alpine Corporation 1505 7th Avenue West Seattle, WA 98119

CUSIP No. 058246109

William Y. Yun	Executive Vice President – Institutional, FRI	Fiduciary Trust Company International 600 5th Avenue, 4th Floor New York, NY 10020-2302

FRI: Franklin Resources, Inc.

One Franklin Parkway
San Mateo, CA 94403-1906

Parent company of a number of investment managers and administrative companies providing investment management and other services to the Franklin Templeton Group of Funds, managed accounts and other investment products.

FAS: Franklin Advisory Services, LLC

One Parker Plaza, 9th Floor
Fort Lee, NJ 07024-2938

An investment manager to a number of the open-end investment companies in the Franklin Templeton Group of Funds.